EXHIBIT 99.1

Evaxion receives International Prix Galien Award for AI-Immunology™ as best digital health solution

  This international award, honoring “the best of the best” in medical innovation, represents yet another important external recognition of AI-Immunology™

COPENHAGEN, Denmark, October 30, 2026 - Evaxion A/S (NASDAQ: EVAX) (“Evaxion”), a clinical-stage TechBio company developing novel immunotherapies with its pioneering AI-Immunology™ platform, is proud to have been awarded the 2026 International Prix Galien Award for AI-Immunology™ as best digital health solution. It is the first time the prestigious international award has been won by a Danish company.

Evaxion CEO Helen Tayton-Martin and founder and Chief AI Officer Andreas Holm Mattsson received the award last night at the American Museum of Natural History in New York City. It represents yet another important external recognition of AI-Immunology™, which harnesses the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer as well as infectious and autoimmune diseases.

AI-Immunology™ is Evaxion’s proprietary, clinically validated and scalable AI platform with which it conducts rapid, efficient and high-quality target discovery, drug design and development. Evaxion has discovered and designed several potential new drug candidates with AI-Immunology™, the furthest developed being its personalized cancer vaccine EVX-01. As recently as last week, three-year data from a phase 2 trial with EVX-01, reflecting durable clinical outcomes and immune system activation in advanced melanoma patients was presented at the European Society for Medical Oncology Congress in Madrid.

“The International Prix Galien Award is a tremendous recognition of our science and technology, which we are honored and delighted to receive. Having been refined, trained and enhanced for almost two decades, AI-Immunology™ is a leading and clinically validated platform for novel immune drug target discovery, especially in cancer vaccines. We are delighted by this distinction, which strongly endorses our approach in leveraging AI to develop new treatments,” says Helen Tayton-Martin.

The International Prix Galien Award is presented every two years with eligible nominees having received a national Prix Galien award within the last two years. Thus, it honors “the best of the best” within different categories of medical innovation. Worldwide, the Prix Galien is often regarded as the equivalent of the Nobel Prize in biopharmaceutical research.

Evaxion won the Prix Galien UK Award for Best digital health solution in June 2026 and the award for the Best Medical Technology/AI Advances in the Nordic and high-growth European and Middle Eastern countries in December 2025.

Founded in France 50 years ago by pharmacist Roland Mehl in honor of Galen, the father of medical science and modern pharmacology, the Prix Galien supports, recognizes and awards the efforts of scientists, researchers and companies committed to advancing medical innovation with the power to change the human condition.

Contact information
Evaxion A/S
Mads Kronborg
Vice President, Investor Relations & Communication
+45 53 54 82 96
mak@evaxion.ai

About Evaxion
Evaxion is a pioneering clinical-stage TechBio company based upon its proprietary, clinically validated and scalable AI platform, AI-Immunology™. The platform harnesses the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer as well as infectious and autoimmune diseases.

With AI-Immunology™ we conduct rapid, efficient and high-quality target discovery, drug design and development. Our team of +40 experts covers the entire value chain from target discovery to clinical development.

We have developed a pipeline of both personalized and off-the-shelf cancer vaccine candidates as well as prophylactic vaccine candidates for infectious diseases. All our candidates address high unmet medical needs, reflecting our commitment to transforming patients’ lives by providing innovative and targeted treatment options.

For more information about Evaxion, AI-Immunology™ and our pipeline, please visit our website.

Forward-looking statement
This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could,” and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from other significant geopolitical and macro-economic events; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.